Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-180688

PROSPECTUS SUPPLEMENT NO. 1

Subscription Rights to Purchase up to 23,076,923 Shares
of Common Stock at $0.65 per Full Share

This prospectus supplement amends the prospectus, dated June 1, 2012, of Cos, Inc. relating to our distribution, at no charge, to holders of our common stock non-transferable subscription rights to purchase up to 23,076,923 shares of our common stock. This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K, dated May 25, 2012, filed with the Securities and Exchange Commission on June 1, 2012, which is set forth below. This prospectus supplement should be read in conjunction with the prospectus dated June 1, 2012, which is to be delivered with this prospectus supplement.

You will receive one subscription right for each share of common stock owned at 5:00 p.m., New York City time, on May 24, 2012. Each subscription right will entitle you to purchase 0.4357 shares of our common stock at a subscription price of $0.65 per full share, which we refer to as the basic subscription privilege. The per share price was determined by our board of directors after a review of recent historical trading prices of our common stock and the closing sales price of our common stock on May 3, 2012, the last trading day prior to the announcement of the subscription price. The closing price of our common stock on May 3, 2012 was $0.94. If you fully exercise your basic subscription privilege and other stockholders do not fully exercise their basic subscription privileges, you may also exercise an over-subscription right to purchase additional shares of common stock that remain unsubscribed at the expiration of the rights offering, subject to the availability and pro rata allocation of shares among persons exercising this over-subscription right. If all the rights were exercised, the total purchase price of the shares offered in this rights offering would be $15 million.

In no event may a stockholder exercise subscription and over-subscription privileges to the extent that such exercise would result in the stockholder owning more than 19.9% of our issued and outstanding common stock after giving effect to such stockholder’s purchase under the basic subscription privilege and the oversubscription privilege.

The subscription rights will expire if they are not exercised by 5:00 p.m., New York City time, on June 30, 2012, unless we extend the rights offering period. We have the option to extend the rights offering and the period for exercising your subscription rights for a period not to exceed 30 days, although we do not presently intend to do so. You should carefully consider whether to exercise your subscription rights prior to the expiration of the rights offering. All exercises of subscription rights are irrevocable, even if the rights offering is extended by our board of directors. However, if we amend the rights offering to allow for an extension of the rights offering for a period of more than 30 days or make a fundamental change to the terms set forth in this prospectus, you may cancel your subscription and receive a refund of any money you have advanced.

All of our executive officers and outside directors have agreed to purchase shares that are subject to their basic subscription privilege, at the same subscription price offered to stockholders, for an aggregate commitment of $933,930 (which represents, for our Executive Chair, CEO & President, one other executive officer, and each of our outside directors, the full amount of shares subject to his or her basic subscription rights). In addition, our Executive Chair, CEO & President, one other executive officer, and two of our outside directors have agreed to purchase, at the same subscription price offered to stockholders, shares that would otherwise be available for purchase by them pursuant to the exercise of their over-subscription privileges in an aggregate amount equal to $713,380. The total amount of commitments by these directors and executive officers is $1,647,310. The participation by the officers and directors will be accomplished through a private placement evidenced by purchase agreements with such parties. Please see “The Rights Offering - Purchase Agreements with Directors and Executive Officers” in the accompanying prospectus.

Our board of directors is making no recommendation regarding your exercise of the subscription rights. The subscription rights may not be sold, transferred or assigned and will not be listed for trading on the NASDAQ Global Market or any stock exchange or market or on the OTC Bulletin Board. Our board of directors may cancel the rights offering at any time prior to the expiration of the rights offering for any reason. In the event the rights offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

The shares of common stock are being offered directly by us without the services of an underwriter or selling agent.

Shares of our common stock are traded on the NASDAQ Global Market (“Nasdaq”) under the symbol “COSI.” On June 1, 2012, the closing sales price for our common stock was $0.85 per share. The shares of common stock issued in the rights offering will also be listed on Nasdaq under the same symbol.

The exercise of your subscription rights for shares of our common stock involves risks. See “Risk Factors” beginning on page 14 of the accompanying prospectus as well as the risk factors and other information in any documents we incorporate by reference into the accompanying prospectus to read about important factors you should consider before exercising your subscription rights.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is June 4, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): May 25, 2012

Cosi, Inc.

(Exact Name of Registrant as Specified in Its Charter)
Delaware	000-50052	06-1393745

(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1751 Lake Cook Road, Suite 600; Deerfield, Illinois		60015

(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code:  (847) 597-8800

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.01.	Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On May 25, 2012, Cosi, Inc. (the “Company”) received notice from the Listing Qualifications Department of the Nasdaq Stock Market indicating that, for the last 30 consecutive business days, the bid price for the Company’s common stock had closed below the minimum $1.00 per share required for continued inclusion on The Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1). The notification letter states that the Company will be afforded 180 calendar days, or until November 21, 2012, to regain compliance with the minimum bid price requirement. In order to regain compliance, shares of the Company’s common stock must maintain a minimum bid closing price of at least $1.00 per share for a minimum of ten consecutive business days. The Company intends to actively monitor the bid price for its common stock between now and November 21, 2012, and will consider all available options to resolve the deficiency and regain compliance with the Nasdaq minimum bid price requirement.

On June 1, 2012, the Company issued a press release announcing the receipt of the notices from Nasdaq. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.07	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At the Company’s annual meeting of stockholders held on May 29, 2012, the following matters were submitted to and approved by a vote of the Company’s Stockholders:

(1)	The election of two directors for three-year terms ending at the annual meeting of Stockholders to be held in 2015 or until their successors are duly elected and qualified:

Directors	Votes For	Votes Withheld
Michael O’Donnell	23,414,493	1,900,543
Karl Okamoto	23,471,418	1,843,618

(2)	The ratification of the appointment of BDO USA, LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012:

Votes For	Votes Against	Votes Abstained	Broker Non-Votes
42,947,945	135,929	329,085	0

(3)	The approval of the Amendment to the Company’s 2005 Omnibus Long-Term Incentive Plan increasing the number of shares available for issuance under the Plan:

Votes For	Votes Against	Votes Abstained	Broker Non-Votes
22,809,051	2,391,425	114,560	18,097,923

Of the 53million shares eligible to vote as of the April 2, 2012, record date, more than 43 million votes, or approximately 82% of the total shares outstanding, were represented at the meeting.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press Release of Cosi, Inc., dated June 1, 2012.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COSI, INC.
Date: June 1, 2012	/s/ William E. Koziel

Name: William E. Koziel Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description	Paper (P) or Electronic (E)
99.1	Press Release of Cosi, Inc., dated June 1, 2012.	E

CONTACT:

William E. Koziel
Chief Financial Officer
(847) 597-8803

FOR IMMEDIATE RELEASE

Cosí, Inc. Receives Nasdaq Notice of Minimum Bid Price

DEERFIELD, Ill., June 1, 2012 – Cosí, Inc. (NASDAQ: COSI), the fast-casual restaurant company, today announced that it had received notice from the Listing Qualifications Department of the Nasdaq Stock Market indicating that, for the last 30 consecutive business days, the bid price for the Company’s common stock had closed below the minimum $1.00 per share required for continued inclusion on The Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1). The notification letter states that the Company will be afforded 180 calendar days, or until November 21, 2012, to regain compliance with the minimum bid price requirement. In order to regain compliance, shares of the Company’s common stock must maintain a minimum bid closing price of at least $1.00 per share for a minimum of ten consecutive business days. The notification letter has no effect at this time on the listing of the Company’s common stock on The Nasdaq Global Market. Cosi’s common stock will continue to trade on The Nasdaq Global Market under the symbol “COSI”.

If the Company does not regain compliance by November 21, 2012, Nasdaq will provide written notification to the Company that the Company’s common stock will be delisted. At that time, the Company may appeal Nasdaq’s delisting determination to a Nasdaq Listing Qualifications Panel. Alternatively, the Company may be eligible for an additional grace period if it satisfies all of the requirements, other than the minimum bid price requirement, for initial listing on The Nasdaq Capital Market set forth in Nasdaq Listing Rule 5505. To avail itself of this alternative, the Company would need to submit an application to transfer its securities to The Nasdaq Capital Market.

The Company intends to actively monitor the bid price for its common stock between now and November 21, 2012, and will consider all available options to resolve the deficiency and regain compliance with the Nasdaq minimum bid price requirements.

About Cosí, Inc.

Cosí® (http://www.getcosi.com) is a national fast-casual restaurant chain that has developed featured foods built around a secret, generations-old recipe for crackly crust flatbread. This artisan bread is freshly baked in front of customers throughout the day in open flame stone hearth ovens prominently located in each of the restaurants. Cosí’s warm and urbane atmosphere is geared towards its sophisticated, upscale, urban and suburban guests. There are currently 79 Company-owned and 54 franchise restaurants operating in seventeen states, the District of Columbia and the United Arab Emirates. The Cosí® vision is to become America’s favorite fast-casual restaurant by providing customers authentic, innovative, savory food.

The Cosí® menu features unique sandwiches, freshly tossed salads, melts, soups, flatbread pizzas, Squagels®, breakfast wraps and other breakfast products, S’mores, snacks and other desserts, and a wide range of coffee and coffee-based drinks and other specialty beverages. Cosí® restaurants are designed to be welcoming and comfortable with an eclectic environment. Cosí’s sights, sounds, and spaces create a tasteful, relaxed ambience that provides a fresh and new dining experience.

“COSÌ”, “(Sun & Moon Design)” and related marks are registered trademarks of Cosí, Inc. in the U.S.A. and certain other countries. Copyright © 2012 Cosí, Inc. All rights reserved.

“SAFE HARBOR” STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This press release contains statements that constitute forward-looking statements under the federal securities laws. Forward-looking statements are statements about future events and expectations and not statements of historical fact. The words “believe,” “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “plan,” “strive,” or similar words, or negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. Forward-looking statements are based on management’s beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include, but are not limited to: the cost of our principal food products and supply and delivery shortages or interruptions; labor shortages or increased labor costs; changes in demographic trends and consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, produce, or other foods or the effects of food-borne illnesses, such as E. Coli, “mad cow disease” and avian influenza or “bird flu”; competition in our markets, both in our business and in locating suitable restaurant sites; our operation and execution in new and existing markets; expansion into new markets including foreign markets; our ability to attract and retain qualified franchisees and our franchisees’ ability to open restaurants on a timely basis; our ability to locate suitable restaurant sites in new and existing markets and negotiate acceptable lease terms; the rate of our internal growth and our ability to generate increased revenue from our existing restaurants; our ability to generate positive cash flow from existing and new restaurants; fluctuations in our quarterly results due to seasonality; increased government regulation and our ability to secure required governmental approvals and permits; our ability to create customer awareness of our restaurants in new markets; the reliability of our customer and market studies; cost effective and timely planning, design and build-out of restaurants; our ability to recruit, train and retain qualified corporate and restaurant personnel and management; market saturation due to new restaurant openings; inadequate protection of our intellectual property; our ability to obtain capital and financing; adverse weather conditions which impact customer traffic at our restaurants; and, adverse economic conditions. Further information regarding factors that could affect our results and the statements made herein are included in our filings with the Securities and Exchange Commission.

Additional information is available on the company’s website at

http://www.getcosi.com in the investor relations section.